June 4, 2013 FILED VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated May 21, 2013 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Exhibit 99.2 – Consolidated Audited Financial Statements

Notes to Consolidated Financial Statements, page 9

6. Accounting for Kintyre, page 25

1.	We note your response to comment 1 from our letter dated April 12, 2013 indicating that you exert control over the key strategic decisions and day-to-day activities of the Kintyre project. We also understand that you believe that IAS 27 does not apply because Kintyre is not a legal entity and was not acquired through a legal entity or subsidiary. Please address the following points:

•

Clarify why you believe consolidation is not appropriate for the Kintyre project, given your representation that you maintain control over the project and considering the definition of a subsidiary in paragraph 4 of IAS 27;

June 4, 2013

Ms. Tia L. Jenkins

•	Cite the reference in IAS27 that precludes application of IAS 27 to investees that are not legal entities; and

•	Separately quantify the amount of acquisition costs and exploration costs that are recorded in property, plant and equipment related to this project as of December 31, 2012.

Response

IAS 27 defines control as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities”. It also defines a subsidiary as “an entity, including an unincorporated entity such as a partnership that is controlled by another entity (known as a parent)”. While the term entity is not defined in the standard, in our view, in order to meet the definition of a subsidiary, there needs to be a separate vehicle through which the assets and liabilities are held. Such a vehicle can be an incorporated entity or an unincorporated entity such as partnership or trust. As noted previously, Kintyre is not a legal entity. It also is not an unincorporated entity, and therefore does not meet this definition. Our interest in Kintyre is represented through an undivided interest in the assets and liabilities, and that IAS 27 is therefore, not applicable, and consolidation is not appropriate.

Other references in the standard also suggest that an entity requires a separate vehicle. IAS 27.37 discusses the subsequent accounting for the loss of control of a subsidiary and indicates that it may become a subsidiary or a jointly controlled entity. The fact that it does not indicate that it may become a jointly controlled asset or jointly controlled operation (for which IAS 31.24 indicates that there is no separate vehicle), supports the view that to be a subsidiary, a separate vehicle is required.

The Purchase and Sale Agreement entered into by a Cameco subsidiary and another purchaser supports that the two purchasers separately acquired an undivided interest in the Kintyre assets, and Kintyre does not meet the definition of an entity. In the agreement, the seller and the purchasers acknowledged that the agreement is a separate contract between the seller and each individual purchaser for the purchaser’s respective undivided interest in the assets. Further, the agreement states that neither purchaser intends to create, nor shall the agreement be construed as creating, a partnership, joint venture or association between the purchasers. The liabilities and obligations of the purchasers under the agreement are several (and not joint) and are in proportion to the proportionate share of interest in the assets acquired. In addition, Kintyre does not contract or enter into business in its own name. Instead, all contracts for the Kintyre project are entered into by the Cameco subsidiary, which has a 70% interest in Kintyre, as operator of the project.

If Cameco had a joint control over Kintyre, it would represent a jointly controlled asset. IAS 31.19 acknowledges that for a jointly controlled asset, there is no establishment of a corporation, partnership or other entity, or financial structure that is separate from the venturers themselves. IAS 31.24 and 25 indicate that a jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venture has an interest. Such jointly controlled entity may incur liabilities and enter into contracts in its own name. This is not the case here.

June 4, 2013

Ms. Tia L. Jenkins

It is appropriate to consider the guidance in IAS 31 in terms of determining if an entity exists. IAS 31.BC16 notes that the Board observed that the loss of control of an investee and the loss of joint control of an investee are economically similar entities and thus, they should be accounted for similarly. The Board then amended IAS 31 (paragraph 45 and 45A) to address the loss of joint control, but those amendments were limited to jointly controlled entities, not jointly controlled assets. This is evidence that the Board considers only those arrangements that would otherwise be jointly controlled entities to be a subsidiary within the scope of IAS 27, once control is obtained.

In the case of Kintyre, an undivided interest in an asset exists however, Cameco has control over the underlying operations of the assets, rather than joint control. Cameco only has title to its 70% interest in Kintyre, and its rights to sell or pledge the assets is limited to the 70% undivided interest to which it has legal title. We have therefore accounted for Kintyre by recording our respective 70% interest in the assets and liabilities. The accounting treatment then falls under IAS 16 (and other applicable IFRSs). We have, therefore accounted for Kintyre at our proportionate share.

At December 31, 2012 we had $247 million of acquisition costs recorded in property, plant and equipment related to Kintyre. Exploration costs are expensed as incurred.

24. Income Taxes, page 36

A. Significant components of deferred tax assets and liabilities, page 36

2.	We note your response to comment 2 in our letter dated April 12, 2013 and understand that you believe that you will utilize all of your deferred tax assets related to your Canadian operations based on projected future earnings performed by management. We also understand that your projections assume that you will reach full production capacity at the Cigar Lake mine. Please address the following points:

•	Tell us why you believe that your future projections represent “convincing other evidence” to overcome the history of tax losses experienced by your Canadian operations.

•	Quantify the amount of tax losses generated by your Canadian operations in each of the past three years.

•	Provide a schedule which details the amount of Canadian tax loss carry forwards that will expire by year.

•	Provide an update on the status of your efforts to bring the Cigar Lake mine to full production capacity.

June 4, 2013

Ms. Tia L. Jenkins

Response

The tax losses in Canada have arisen mainly due to historic intercompany purchase and sales agreements between Cameco, the Canadian parent mining company and its marketing subsidiary located in another country, which are at significantly lower prices than the current spot price. The contracts generally reflected market conditions at the time of their execution (1999 to 2004), when the annual average spot price for uranium ranged from approximately $8.00/lb to $18.50/lb. The month end spot price as of May 27, 2013 according to Ux Consulting is $40.50/lb. These contracts, as well as an increase in costs, have resulted in tax losses recorded in Canada in the last few years. If the historic intercompany contracts reflected current market prices, a significant portion of foreign income, as disclosed in Note 24 (f) of the financial statements, would be taxed in Canada.

Most of the historical intercompany contracts expire by 2016. As these intercompany contracts are replaced by new contracts, the uranium prices in the contracts will reflect market prices at the time of signing. Based on current price forecasts from third party industry participants and analysts including Ux Consulting Company and TradeTech, the prices realized under the new intercompany contracts will be high enough to generate sufficient taxable income to utilize the tax losses in Canada in the near future. With the implementation of these new contracts, we expect to be able to realize the benefit of the deferred tax assets recorded in Canada by 2020, well before their expiry date.

In the last three years Cameco has generated tax losses in Canada. The amount of the gross loss, (as disclosed in Note 24 (g) of the financial statements), the unrecognized portion, the recognized amount and the date of expiry are:

	Gross loss	Unrecognized	Recognized	Date of expiry
Pre-2010	none
2010	$410,175	$363,864	$46,311	2030
2011	143,746,630	131,276	143,615,354	2031
2012	268,343,241	467,419	267,875,822	2032

The utilization of the deferred tax assets as at December 31, 2012 does not depend on the future production from Cigar Lake. However, we continue to make solid progress at Cigar Lake, and expect commissioning in ore in mid-2013, with the first packaged pounds in the fourth quarter. Ramp up to full mine capacity is still expected to meet timelines as per our technical report filing in 2012, with the mine reaching full capacity in 2019. Regular status updates are included in our quarterly Management’s Discussion and Analysis.

June 4, 2013

Ms. Tia L. Jenkins

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer